UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM U5A

NOTIFICATION OF REGISTRATION

Filed Under Section 5(A) of the

Public Utility Holding Company Act of 1935

___________________________________

BLACK HILLS CORPORATION

625 Ninth Street

Rapid City, SD 57701

___________________________________

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

1.	Exact Name of Registrant:

Black Hills Corporation

2.	Address and Principal Business Office:

625 Ninth Street

Rapid City, SD 57701

3.	Name and Address of Officer to Whom Notices and Communications Should be Addressed:

David R. Emery

President and Chief Executive Officer

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

with copies to:

Steven J. Helmers

Senior Vice President and General Counsel

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

4.	Required Information Regarding the Registrant and Each Subsidiary Company Thereof (Indented to Reflect Parent-Subsidiary Relationships):

Name of Company	Organization	State of Organization	Type of Business
Black Hills Corporation	C	SD	Holding Company
Black Hills Power, Inc.	C	SD	Electric Utility
Black Hills Energy, Inc.	C	SD	Intermediate Holding Company
Black Hills Exploration and Production, Inc.	C	WY	Intermediate Holding Company
Black Hills Gas Holdings Corp.	C	CO	Intermediate Holding Company
Black Hills Cabresto Pipeline, LLC	LLC	DE	Energy-Related Company
Black Hills Gas Resources, Inc.	C	CO	Energy-Related Company
Black Hills Generation, Inc.	C	DE	Intermediate Holding Company
Harbor Cogeneration Company, LLC	LLC	DE	Exempt Wholesale Generator
Black Hills Ontario, LLC	LLC	DE	Qualifying Facility
Black Hills Colorado, LLC	LLC	DE	Exempt Wholesale Generator
Black Hills Valmont Colorado, Inc.	C	DE	Financing Subsidiary
Black Hills Fountain Valley II, LLC	LLC	CO	Intermediate Subsidiary
Black Hills Fountain Valley, LLC	LLC	DE	Real Estate Holding Subsidiary
E-Next A Equipment Leasing Company, LLC	LLC	DE	Financing Subsidiary
Fountain Valley Power, LLC	LLC	DE	Exempt Wholesale Generator
Black Hills Pepperell Power Associates, LLC	LLC	DE	Exempt Wholesale Generator
Black Hills Southwest, LLC	LLC	DE	Intermediate Subsidiary
Black Hills Nevada, LLC	LLC	DE	Intermediate Subsidiary
Black Hills Nevada Real Estate Holdings, LLC	LLC	DE	Real Estate Holding Subsidiary
Desert Arc I, LLC	LLC	DE	Intermediate Holding Company
Desert Arc II, LLC	LLC	DE	Intermediate Holding Company
Las Vegas Cogeneration Limited Partnership	LP	NV	Qualifying Facility
Sunco, Ltd., a Limited Liability Company	LLC	NV	QF Thermal Host
Las Vegas Cogeneration II, LLC	LLC	DE	Exempt Wholesale Generator
Las Vegas Cogeneration Energy Financing Company, LLC	LLC	DE	Financing Subsidiary
Black Hills Nevada Operations, LLC	LLC	DE	EWG and QF Operating Subsidiary

Black Hills Ivanpah, LLC	LLC	DE	EWG Development Subsidiary
Black Hills Ivanpah GP, LLC	LLC	DE	EWG Development Subsidiary
EIF Investors, Inc.	C	DE	Energy Investment Subsidiary
Black Hills Idaho Operations, LLC	LLC	DE	QF Operating Subsidiary
West Cascade Energy, LLC	LLC	DE	EWG Development Subsidiary
Adirondack Hydro Development Corporation	C	DE	Inactive
Acquisition Partners, LP	LP	NY	Inactive
NHP, LP	LP	NY	Inactive
Black Hills Independent Power Fund, Inc.	C	TX	Inactive
Wyodak Resources Development Corp.	C	DE	Energy-Related Company
Black Hills Wyoming, Inc.	C	WY	Exempt Wholesale Generator
Daksoft, Inc.	C	SD	Information Technology Support
Enserco Energy Inc.	C	SD	Energy-Related Company
Varifuel, LLC	LLC	SD	Inactive
Black Hills Energy Resources, Inc.	C	SD	Energy-Related Company
Black Hills Energy Pipeline, LLC	LLC	DE	Energy-Related Company
Black Hills Millennium Pipeline, Inc.	C	SD	Energy-Related Company
Millennium Pipeline Company, LP	LP	TX	Energy-Related Company
Black Hills Energy Terminal, LLC	LLC	SD	Energy-Related Company
Black Hills Millennium Terminal, Inc.	C	SD	Energy-Related Company
Millennium Terminal Company, LP	LP	TX	Energy-Related Company
Black Hills Kilgore Energy Pipeline, LLC	LLC	DE	Energy-Related Company
Black Hills Kilgore Pipeline, Inc.	C	DE	Energy-Related Company
Black Hills Kilgore Pipeline Company, LP	LP	TX	Energy-Related Company
Black Hills Operating Company, LLC	LLC	DE	Energy-Related Company
Black Hills Fiber Systems, Inc.	C	SD	Exempt Telecommunications Co.
Black Hills FiberCom, LLC	LLC	SD	Exempt Telecommunications Co.
BHFC Publishing, LLC	LLC	DE	Exempt Telecommunications Co.
Black Hills Publishing Montana, LLC	LLC	DE	Exempt Telecommunications Co.

C = Corporation

LLC = Limited Liability Company

LP = Limited Partnership

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK HILLS CORPORATION

		/S/	David R. Emery
Date: December 29, 2004	By:	_________________________________________
	Name:	David R. Emery
	Title:	President and Chief Executive Officer

VERIFICATION

STATE OF SOUTH DAKOTA	)
COUNTY OF PENNINGTON	) ss.

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated December 29, 2004, for and on behalf of Black Hills Corporation; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

BLACK HILLS CORPORATION

		/S/	David R. Emery
Date: December 29, 2004	By:	_________________________________________
	Name:	David R. Emery
	Title:	President and Chief Executive Officer

STATE OF SOUTH DAKOTA	)
COUNTY OF PENNINGTON	) ss.

Sworn to before me this 29th day of December, 2004.

/S/ Jayne Riske

_________________________

Jayne Riske, CLAS, Notary Public

My commission expires on August 17, 2007